Jessica L. Reece T +1 617 235 4636 F +1 617 235 9688 Jessica.Reece@ropesgray.com

April 29, 2016

BY EDGAR AND E-MAIL

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Dominic Minore

Re:	NexPoint Capital, Inc.

Registration Statement on Form N-2

1933 Act File No. 333-196096

Dear Mr. Minore:

On behalf of NexPoint Capital, Inc. (the “Company”), a Delaware corporation, please find below the Company’s response to the request provided telephonically on April 29, 2016 (the “Comment”) relating to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2016 (File No. 333-196096) (the “Registration Statement”).

For the convenience of the Commission’s staff (the “Staff”), the Comment has been summarized below and the Fund’s response follows. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

1.	Staff Comment: Please confirm that, if the Company does not achieve 100% of its sales goals for May, June and July 2016, as stated in the second response in its letter submitted to the Staff on April 28, 2016, the Company will file a supplement to its prospectus to revise the fee table and expense example to reflect estimated sales based on the Company’s year-to-date sales as of July 31, 2016.

Response: The Company undertakes to update the noted disclosure should the Company not achieve 100% of its sales goals for May, June and July 2016, as stated in the second response in its letter submitted to the Staff on April 28, 2016. In such an event, the Company will file a supplement to its prospectus to revise the fee table and expense example to reflect estimated sales based on the Company’s year-to-date sales as of July 31, 2016.

Should members of the Staff have any questions or comments, they should contact the undersigned at (617) 235-4636 or jessica.reece@ropesgray.com.

Very truly yours,

Jessica L. Reece

cc:	Brian Mitts, Executive Vice President, Principal Financial Officer and Principal Accounting Officer

Brian D. McCabe, Ropes & Gray LLP